================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                         Commission file number 1-13916


            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                              (Full title of plan)


                       Union Pacific Resources Group, Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
           (Name and address of principal executive office of issuer)


The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

================================================================================

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Union Pacific Resources Group Inc.
                                         Employees' Thrift Plan


Date:   June 15, 1998                    /s/    Anne M. Franklin
                                         ------------------------
                                         By:   Anne M. Franklin
                                               Plan Administrator

            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                  TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION




                                                                                     Page
                                                                                     ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ...........................................   1

REPORT OF INDEPENDENT AUDITORS .....................................................   2

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits with Fund Information
      As of December 31, 1997 ......................................................   3

  Statement of Net Assets Available for Benefits with Fund Information
      As of December 31, 1996 ......................................................   4

  Statement of Changes in Net Assets Available for Benefits with Fund Information
      For the Year Ended December 31, 1997 .........................................   5

  Statement of Changes in Net Assets Available for Benefits with Fund Information
      For the Year Ended December 31, 1996 .........................................   6

  Notes to Financial Statements ....................................................   7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997:

   Schedule I - Supplemental Schedule of Assets Held for Investment Purposes .......  15

  Schedule II - Supplemental Schedule of Reportable Transactions ...................  16

EXHIBITS:

   23.1 Consent of Independent Public Accountants ..................................  17

   23.2 Independent Auditors' Consent ..............................................  18

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employees' Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

Fort Worth, Texas
June 3, 1998

REPORT OF INDEPENDENT AUDITORS

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") as of December 31, 1996 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits for the Plan at December 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and change in net assets available for benefits of the individual funds. The supplemental information by fund is the responsibility of Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.






DELOITTE & TOUCHE LLP

Fort Worth, Texas
June 24, 1997

            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       AS OF YEAR ENDED DECEMBER 31, 1997

                                                                            PARTICIPANT DIRECTED
                                                       =============================================================================
                                                                           INDEX
                                           TOTAL         UPR FIXED        TRUST 500         U.S.                         INTERNAT'L
                                           PLAN            INCOME         PORTFOLIO        GROWTH        WELLINGTON        GROWTH
                                       =============================================================================================
ASSETS:
Receivables
 Contributions - UPR                   $   3,773,103     $        --     $        --     $        --     $        --     $        --
 Dividends & other                           186,004
Investments at fair value (Note 3)
 Investment in mutual funds              134,941,992      25,366,127      64,805,384      15,986,026      14,760,211       9,107,623
 Investment in unallocated GICs           17,265,301      17,265,301
 Investment in stock funds
    UPC stock fund                        20,157,793
    UPRG stock fund                       14,996,379
    PAYSOP                                 2,350,970
 Investment in common stocks
    UPRG common stock, earned              4,761,779
    UPRG common stock, unearned           84,938,171
 Participant loan balances                 5,625,594
                                       ---------------------------------------------------------------------------------------------

Total assets                             288,997,086      42,631,528      64,805,384      15,986,026      14,760,211       9,107,623
                                       ---------------------------------------------------------------------------------------------

LIABILITIES (Note 4):
Interest payable                           1,856,222
Note payable                             102,203,863
                                       ---------------------------------------------------------------------------------------------

Total liabilities                        104,060,085              --              --              --              --              --
                                       ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS:                          $ 184,937,001     $42,631,528     $64,805,384     $15,986,026     $14,760,211     $ 9,107,623
                                       =============================================================================================

                                                                    PARTICIPANT DIRECTED
                                       ===========================================================================
                                                          VMMR            SMALL/           UPC            UPRG
                                            BOND         PRIME           MIDCAP           STOCK          STOCK
                                            INDEX       PORTFOLIO       PORTFOLIO         FUND            FUND
                                       ===========================================================================
ASSETS:
Receivables
 Contributions - UPR                   $        --     $        --     $        --     $        --     $        --
 Dividends & other
Investments at fair value (Note 3)
 Investment in mutual funds              2,704,175       1,320,990         891,356
 Investment in unallocated GICs
 Investment in stock funds
    UPC stock fund                                                                      20,157,793
    UPRG stock fund                                                                                     14,996,379
    PAYSOP
 Investment in common stocks
    UPRG common stock, earned
    UPRG common stock, unearned
 Participant loan balances
                                       ---------------------------------------------------------------------------

Total assets                             2,704,175       1,320,990         891,356      20,157,793      14,996,379
                                       ---------------------------------------------------------------------------

LIABILITIES (Note 4):
Interest payable
Note payable
                                       ---------------------------------------------------------------------------

Total liabilities                               --              --              --              --              --
                                       ---------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS:                          $ 2,704,175     $ 1,320,990     $   891,356     $20,157,793     $14,996,379
                                       ===========================================================================

                                            PARTICIPANT DIRECTED
                                       ================================
                                                                                  UPRG ESOP
                                                           LOAN        -----------------------------
                                           PAYSOP          FUND         Allocated       Unallocated
                                       =============================================================
ASSETS:
Receivables
 Contributions - UPR                   $        --     $        --     $        --     $   3,773,103
 Dividends & other                                                          10,384           175,620
Investments at fair value (Note 3)
 Investment in mutual funds
 Investment in unallocated GICs
 Investment in stock funds
    UPC stock fund
    UPRG stock fund
    PAYSOP                               2,350,970
 Investment in common stocks
    UPRG common stock, earned                                            4,761,779
    UPRG common stock, unearned                                                           84,938,171
 Participant loan balances                               5,625,594
                                       -------------------------------------------------------------

Total assets                             2,350,970       5,625,594       4,772,163        88,886,894
                                       -------------------------------------------------------------

LIABILITIES (Note 4):
Interest payable                                                                           1,856,222
Note payable                                                                             102,203,863

                                       -------------------------------------------------------------

Total liabilities                               --              --              --       104,060,085
                                       -------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS:                          $ 2,350,970     $ 5,625,594     $ 4,772,163     $ (15,173,191)
                                       =============================================================



    The accompanying notes are an integral part of this financial statement.

       UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                 AS OF YEAR ENDED DECEMBER 31, 1996

                                                                            PARTICIPANT DIRECTED
                                                       =============================================================================
                                                                           INDEX
                                           TOTAL         UPR FIXED        TRUST 500         U.S.                         INTERNAT'L
                                           PLAN            INCOME         PORTFOLIO        GROWTH        WELLINGTON        GROWTH
                                       =============================================================================================
ASSETS:
Investments at fair value (Note 3)
  Investment in mutual funds           $ 104,381,051     $23,380,170     $48,065,595     $11,134,463     $10,878,587     $ 8,293,049
  Investments in unallocated GICs         19,779,438      19,779,438
  Investment in stock funds
    UPC stock fund                        21,843,840
    UPRG stock fund                       17,426,039
    PAYSOP                                 2,917,842
  Participant loan balances                5,053,489
                                       ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS:                          $ 171,401,699     $43,159,608     $48,065,595     $11,134,463     $10,878,587     $ 8,293,049
                                       =============================================================================================




                                                                    PARTICIPANT DIRECTED
                                       ============================================================================================
                                                           VMMR           UPC            UPRG
                                            BOND           PRIME         STOCK          STOCK                            LOAN
                                            INDEX        PORTFOLIO       FUND            FUND           PAYSOP           FUND
                                       ============================================================================================
ASSETS:
Investments at fair value (Note 3)     $   1,573,957     $ 1,055,230     $        --     $        --     $       --      $       --
  Investment in mutual funds
  Investments in unallocated GICs
  Investment in stock funds
    UPC stock fund                                                        21,843,840
    UPRG stock fund                                                                       17,426,039
    PAYSOP                                                                                                2,917,842
  Participant loan balances                                                                                               5,053,489
                                       ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE                   $   1,573,957     $ 1,055,230     $21,843,840     $17,426,039     $2,917,842      $5,053,489
FOR BENEFITS:
                                       =============================================================================================

      The accompanying notes are an integral part of this financial statement.

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                          PARTICIPANT DIRECTED
                            ================================================================================================

                                                                INDEX
                               TOTAL          UPR FIXED        TRUST 500         U.S.                            INTERNAT'L
                               PLAN            INCOME          PORTFOLIO        GROWTH         WELLINGTON        GROWTH
                            ================================================================================================

INVESTMENT INCOME:

DIVIDEND & INTEREST         $  8,476,603     $  2,864,406     $  1,346,880     $   617,327     $  1,231,648     $ 386,778



NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS          (1,786,992)          (4,332)      14,578,548       2,471,488        1,365,728      (122,269)

CONTRIBUTIONS BY:
PARTICIPANTS                   7,663,343        1,710,673        2,241,889       1,519,032        1,090,646       777,554
UPR                           14,167,804

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE           5,085,958

NET TRANSFERS BETWEEN
FUNDS                                          (2,988,883)         993,090         486,105          478,802       (68,187)

                            ------------------------------------------------------------------------------------------------
TOTAL ADDITIONS               33,606,716        1,581,864       19,160,407       5,093,952        4,166,824       973,876
                            ------------------------------------------------------------------------------------------------

INTEREST EXPENSE               7,709,216

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE           5,085,958

WITHDRAWALS BY                 7,276,240        2,109,944        2,420,618         242,389          285,200       159,302
PARTICIPANTS
                            ------------------------------------------------------------------------------------------------

TOTAL DEDUCTIONS              20,071,414        2,109,944        2,420,618         242,389          285,200       159,302
                            ------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)        13,535,302         (528,080)      16,739,789       4,851,563        3,881,624       814,574


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR            171,401,699       43,159,608       48,065,595      11,134,463       10,878,587     8,293,049
                            ------------------------------------------------------------------------------------------------

END OF YEAR                 $184,937,001     $ 42,631,528     $ 64,805,384     $15,986,026      $14,760,211    $9,107,623
                            ================================================================================================



                                                                          PARTICIPANT DIRECTED
                            ===================================================================================================

                                             VMMR          SMALL/            UPC          UPRG
                              BOND           PRIME         MID CAP          STOCK         STOCK                         LOAN
                             INDEX          PORTFOLIO     PORTFOLIO         FUND          FUND            PAYSOP        FUND
                            ===================================================================================================

INVESTMENT INCOME:

DIVIDEND & INTEREST         $  137,310     $   65,254     $  77,721     $   442,496     $   128,560     $   20,192   $ 418,001



NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS            60,748                      (70,667)        906,114      (2,903,364)      (496,170)

CONTRIBUTIONS BY:
PARTICIPANTS                   217,893         86,182        19,474
UPR

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE

NET TRANSFERS BETWEEN
FUNDS                          882,452        155,001       865,226      (2,071,963)      1,017,567                    251,376

                            ---------------------------------------------------------------------------------------------------
TOTAL ADDITIONS              1,298,403        306,437       891,754        (723,353)     (1,757,237)      (475,978)    669,377
                            ---------------------------------------------------------------------------------------------------

INTEREST EXPENSE

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE

WITHDRAWALS BY                 168,185         40,677           398         962,694         672,423         90,894      97,272
PARTICIPANTS
                            ---------------------------------------------------------------------------------------------------

TOTAL DEDUCTIONS               168,185         40,677           398         962,694         672,423         90,894      97,272
                            ---------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)       1,130,218        265,760       891,356      (1,686,047)     (2,429,660)      (566,872)    572,105


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR            1,573,957     1,055,230             --      21,843,840      17,426,039      2,917,842   5,053,489
                            ---------------------------------------------------------------------------------------------------

END OF YEAR                 $2,704,175    $1,320,990       $891,356     $20,157,793     $14,996,379     $2,350,970  $5,625,594
                            ===================================================================================================




                                 UPRG ESOP
                            -------------------------
                            Allocated  Unallocated
                            =========================

INVESTMENT INCOME:

DIVIDEND & INTEREST           $  21,144    $  718,886



NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS           (308,109)  (17,264,707)

CONTRIBUTIONS BY:
PARTICIPANTS
UPR                                        14,167,804

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE          5,085,958

NET TRANSFERS BETWEEN
FUNDS                              (586)

                            -------------------------
TOTAL ADDITIONS               4,798,407    (2,378,017)
                            -------------------------

INTEREST EXPENSE                            7,709,216

ALLOCATION OF 197,395
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE                        5,085,958

WITHDRAWALS BY                   26,244
PARTICIPANTS
                            -------------------------

TOTAL DEDUCTIONS                 26,244    12,795,174
                            -------------------------

NET INCREASE(DECREASE)        4,772,163   (15,173,191)


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                    --            --
                            -------------------------

END OF YEAR                  $4,772,163  $(15,173,191)
                            =========================



     The accompanying notes are an integral part of this financial statement.

              UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 PARTICIPANT DIRECTED
                              ===============================================================================================

                                                                 INDEX
                                  TOTAL          UPR FIXED     TRUST 500            U.S.                       INTERNAT'L
                                  PLAN            INCOME       PORTFOLIO           GROWTH      WELLINGTON        GROWTH
                              ===============================================================================================

INVESTMENT INCOME:

DIVIDEND & INTEREST           $  7,084,740    $    659,577    $    571,903    $    817,410     $   871,247    $    360,642


NET APPRECIATION/
(DEPRECIATION)IN FAIR
VALUE OF INVESTMENTS            19,208,459           9,346       3,019,576       1,187,719         669,056         648,927


CONTRIBUTIONS BY:
PARTICIPANTS                     6,457,352         394,080         391,955         996,543         909,185         683,038
UPR                              4,473,259          (7,804)                         65,092          59,511          43,770


DISTRIBUTION OF UPR STOCK

NET TRANSFERS BETWEEN
FUNDS                                           43,740,916      45,049,540       2,271,284         (41,114)      1,319,455
                              -----------------------------------------------------------------------------------------------

TOTAL ADDITIONS                 37,223,810      44,796,115      49,032,974       5,338,048       2,467,885       3,055,832
                              -----------------------------------------------------------------------------------------------


DISTRIBUTIONS:
WITHDRAWALS BY
PARTICIPANTS                     8,394,690       1,327,938         375,999         240,460         651,591         306,737

NET TRANSFERS TO/(FROM)
OTHER PLANS &
PARTICIPANTS                     1,287,807         308,569         591,380                                         250,662
                              -----------------------------------------------------------------------------------------------

TOTAL DISTRIBUTIONS              9,682,497       1,636,507         967,379         240,460         651,591         557,399
                              -----------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)          27,541,313      43,159,608      48,065,595       5,097,588       1,816,294       2,498,433


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR              143,860,386              --              --       6,036,875       9,062,293       5,794,616
                              -----------------------------------------------------------------------------------------------

END OF YEAR                   $171,401,699    $ 43,159,608    $ 48,065,595    $ 11,134,463    $ 10,878,587    $  8,293,049
                              ===============================================================================================




                                                                     PARTICIPANT DIRECTED
                               ===================================================================================================

                                                   VMMR             UPC              UPRG
                                    BOND           PRIME            STOCK            STOCK                           LOAN
                                   INDEX         PORTFOLIO          FUND             FUND            PAYSOP          FUND
                               ===================================================================================================

INVESTMENT INCOME:

DIVIDEND & INTEREST            $    108,604     $    24,943         $    --       $  60,871       $   49,532      $  392,140


NET APPRECIATION/
(DEPRECIATION)IN FAIR
VALUE OF INVESTMENTS                (49,775)                      4,638,966         594,335          689,251


CONTRIBUTIONS BY:
PARTICIPANTS                        135,983          40,834           4,909           2,446            5,187          16,524
UPR                                   9,635           1,085                       3,982,679


DISTRIBUTION OF UPR STOCK                                        (9,581,641)      9,581,641

NET TRANSFERS BETWEEN
FUNDS                              (220,006)        960,145      26,858,864         490,507                         (222,028)
                              ----------------------------------------------------------------------------------------------------

TOTAL ADDITIONS                     (15,559)      1,027,007      21,921,098      14,712,479          743,970         186,636
                              ----------------------------------------------------------------------------------------------------


DISTRIBUTIONS:
WITHDRAWALS BY
PARTICIPANTS                        100,755         234,367          77,258         141,123          132,050         205,853

NET TRANSFERS TO/(FROM)
OTHER PLANS &
PARTICIPANTS                                                                          3,320           15,381
                              ----------------------------------------------------------------------------------------------------

TOTAL DISTRIBUTIONS                 100,755         234,367          77,258         144,443          147,431         205,853
                              ----------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)             (116,314)        792,640      21,843,840      14,568,036          596,539         (19,217)


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                 1,690,271         262,590              --       2,858,003        2,321,303       5,072,706
                              ----------------------------------------------------------------------------------------------------

END OF YEAR                    $  1,573,957    $  1,055,230    $ 21,843,840    $ 17,426,039    $   2,917,842    $  5,053,489
                              ====================================================================================================




                                          PARTICIPANT DIRECTED
                               ============================================
                                    UNION          UNION           UNION
                                   PACIFIC        PACIFIC         PACIFIC
                                   COMPANY         EQUITY          FIXED
                                    STOCK          INDEX          INCOME
                               ============================================

INVESTMENT INCOME:

DIVIDEND & INTEREST              $  485,024      $  543,571      $2,139,276


NET APPRECIATION/
(DEPRECIATION)IN FAIR
VALUE OF INVESTMENTS              2,830,061       4,993,517         (22,520)


CONTRIBUTIONS BY:
PARTICIPANTS                         99,752       1,386,001       1,390,915
UPR                                                 114,746         204,545


DISTRIBUTION OF UPR STOCK

NET TRANSFERS BETWEEN
FUNDS                           (29,522,545)    (44,085,597)    (46,599,421)
                              ---------------------------------------------

TOTAL ADDITIONS                 (26,107,708)    (37,047,762)    (42,887,205)
                              ---------------------------------------------


DISTRIBUTIONS:
WITHDRAWALS BY
PARTICIPANTS                        662,236       1,519,205       2,419,118

NET TRANSFERS TO/(FROM)
OTHER PLANS &
PARTICIPANTS                          4,269          61,829          52,397
                              ---------------------------------------------

TOTAL DISTRIBUTIONS                 666,505       1,581,034       2,471,515
                              ---------------------------------------------

NET INCREASE(DECREASE)          (26,774,213)    (38,628,796)    (45,358,720)


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                26,774,213      38,628,796      45,358,720
                              ---------------------------------------------

END OF YEAR                    $         --    $         --    $         --
                              =============================================


   The accompanying notes are an integral part of this financial statement.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

The following description of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan covering: a) all regular full-time, non-agreement employees, b) agreement employees whose union contracts allow for their participation, and c) regular part-time employees of Union Pacific Resources Group Inc. (the "Company" or "UPR") who have completed twelve months of service and worked at least 1,000 hours. The Board of Directors of the Company and the Plan Administrator control and manage the operation and administration of the Plan. Additionally, the Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In October 1995, the Company sold approximately 17% of its common stock in an initial public offering (the "Offering"). Prior to consummation of the Offering, the Company was wholly owned by Union Pacific Corporation ("UPC"). Following the Offering and until October 15, 1996, UPC owned approximately 83% of the Company's outstanding common stock. Concurrent with the Offering, UPC announced its intention to distribute its remaining ownership interest in the Company to its shareholders as a dividend by means of a tax-free distribution (the "Distribution"). On October 15, 1996, the Distribution was consummated. At that time, the participants in the Plan received .846946 of a share of the Company's Common Stock for each share of UPC common stock held in the participants' accounts. The participants, upon consummation of the Distribution, received 343,736 shares at $27.875.

Effective as of January 1, 1997, the Company added a leveraged employee stock ownership feature to the Plan (the "UPRG ESOP") (see Note 4). The UPRG ESOP operates as a leveraged employee stock ownership plan, and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "IRC"), as amended.

Contributions

The Plan permits a participant to make annual employee contributions to the Plan on a before-tax or after-tax basis. A participant's aggregate before-tax or after-tax contributions may not exceed 13% of the participant's annual compensation. The before-tax contributions meet the requirements of section 401(k) of the IRC, so that amounts contributed will not be included in the participant's income for federal income tax purposes. Conversely, amounts contributed to the Plan on an after-tax basis will be included in the participant's income for federal income tax purposes. In prior years, the Plan provided for payroll based employee stock ownership plan contributions ("PAYSOP"). Aggregate monthly employee contributions may be invested entirely in the UPR Fixed Income Fund, Vanguard Index Trust - 500 Portfolio Fund ("Index Trust-500 Portfolio"), Vanguard U.S. Growth Fund ("U.S. Growth"), Vanguard/Wellington Fund ("Wellington"), Vanguard International Growth Fund

("International Growth"), Vanguard Bond Index Fund ("Bond Index"), Vanguard Money Market Reserves - Prime Portfolio ("VMMR Prime Portfolio"), Rainier Investment Management Small/Mid Cap Equity Portfolio ("Small/Mid Cap Portfolio") or any combination thereof, in multiples of 5% in accordance with the personal election made by each employee.

As of January 1, 1997, the Company is obligated to make contributions in cash to the UPRG ESOP which, when aggregated with the UPRG ESOP's dividend and interest earnings, equal the amount required to enable the UPRG ESOP to make the necessary principal and interest payments on its note payable to the Company (see Note 4). Shares of the Company's stock are allocated to participant accounts in amounts necessary to meet the Company's matching requirement equal to 200% of each participant's basic contribution, limited to 3% of the participant's annual compensation. From March 1, 1996 to December 31, 1996, all employer matching contributions were invested in the UPRG Stock Fund. Employer matching contributions prior to March 1, 1996, but subsequent to the Offering, were eligible to be invested in any of the available funds including the UPRG Stock Fund, in multiples of 5% in accordance with the personal election made by each employee. Prior to the Offering, employer contributions were eligible to be invested in any of the available funds, including the UPC Stock Fund, in multiples of 5% in accordance with the personal election made by each employee.

Participant Accounts

Participants' Plan accounts are maintained on a unit basis. Under this method, a participant's account value is expressed in units of participation by fund, representing an undivided interest in the underlying assets and income of the fund. The purchase or redemption price of the units is determined daily by Vanguard Fiduciary Trust Company (the "Trustee"), based on the current market values, or contract value in the case of Guaranteed Investment Contracts ("GICs"), of the underlying assets of the fund.

The number of fund units and their unit values at December 31, 1997 and 1996 were:

                                          1997                         1996
                                          ----                         ----
                                                 UNIT                         UNIT
                                  UNITS          VALUE         UNITS          VALUE
                                  -----          -----         -----          -----
UPR Fixed Income Fund           4,212,602     $   10.12      4,260,573     $   10.13
Index Trust - 500 Portfolio       719,500         90.07        695,014         69.16
U.S. Growth                       557,004         28.70        469,017         23.74
Wellington                        501,196         29.45        416,007         26.15
International Growth              555,682         16.39        503,830         16.46
Bond Index                        268,005         10.09        159,955          9.84
VMMR Prime Portfolio            1,320,990          1.00      1,055,230          1.00
Small/Mid Cap Portfolio            39,704         22.45             --            --
UPC Stock                       1,520,196         13.26      1,709,221         12.78
UPRG Stock                      1,362,069         11.01      1,310,228         13.30
PAYSOP                            213,530         11.01        219,387         13.30
UPRG ESOP - Allocated             602,546          7.92             --            --

Loans to Participants

In June 1985, the loan provisions of the Plan were approved by the Internal Revenue Service and became effective. The amount of a loan is limited to one-half of the vested value of a participant's account, excluding PAYSOP and subject to a $1,000 minimum and a maximum loan amount of $50,000 less the highest loan balance outstanding in the previous twelve months. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election, unless he or she directs otherwise to the extent permitted by the Plan. Participants' loans, which are secured by the participants' individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 6% to 10.5% and have terms ranging from 1 to 15 years. The number of loans outstanding at December 31, 1997 and 1996 was 543 and 559, respectively.

Vesting

Participants at all times have a 100% vested interest in their employee contributions plus actual earnings thereon and their PAYSOP account. A participant is 100% vested in the portion of his/her account derived from UPRG ESOP Matching Contributions made after January 1, 1997. A participant's interest in the portion of his/her account derived from Company Contributions and Matching Contributions prior to January 1, 1997 are 100% vested after five years of service. A participant's interest in pre-1997 Company Contributions and Matching Contributions will also become 100% vested if, while employed by the Company, the participant reaches age 65, dies, or sustains a total and permanent disability.

Payment of Benefits

A participant may elect to receive a final distribution under the Plan as either: a) a cash lump sum distribution, or (b) monthly installments over a specified period of time not to exceed the lesser of: (i) ten calendar years, or
(ii) the life expectancy of the participant or the joint life expectancy of the participant and his/her beneficiary. For benefit payments equal to or less than $3,500, the Plan Administrator may direct the Trustee to make a lump sum payment to the participant or beneficiary. Each distribution will be in cash, except that a participant may elect to have the portion of his/her account that is invested in the UPC Stock fund and the UPRG Stock fund distributed in full shares of stock. The portion of a participant's PAYSOP account and UPRG ESOP account will be distributed in full shares of stock provided, however, that a participant might elect to receive a distribution from these accounts in cash. All installment distributions will be made in cash. In-kind distributions will be lump sum and any fractional shares will be distributed in cash. A participant may make an in-service withdrawal from his/her account in accordance with the Plan's provisions.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such potential forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment the former participant fulfills certain requirements as defined in the Plan, the previously forfeited nonvested portion of the participant's account may be restored through Company contributions.

Amounts summarized below represent Company contributions forfeited for the year ended December 31, 1997 and 1996.

                                                        1997          1996
                                                      -------       -------
               Company contributions forfeited        $19,363       $60,984
                                                      ========      =======

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan have been maintained on the accrual basis in accordance with generally accepted accounting principles. The Plan is subject to the provisions of ERISA and the financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA, as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Investment Valuation and Income Recognition

The Plan's investments in shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end Daily

Valuation. The Company stock funds are valued at their year-end unit closing price (comprised of year-end market prices plus uninvested cash position).

Investments in GICs are valued at contract value, which approximates fair value. Contract value represents cost plus reinvested interest. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS

Until October 15, 1996, Plan investments were maintained in commingled funds of the Plan Trustee, along with investments of another UPC-administered Thrift Plan, within a Master Trust. Until October 15, 1996, assets, liabilities, investment income, and security gains/losses were allocated monthly to the Plan based on its equity in the investments of the Master Trust.

After October 15, 1996 and during the year ended December 31, 1997, participants were allowed to allocate their contributions among the following investment options:

UPR Fixed Income Fund: At December 31, 1997 and 1996, the fund is comprised of investments in GICs and the Vanguard Retirement Savings Trust. The estimated fair value of the GICs at December 31, 1997 and 1996 were $17,265,301 and $19,779,438, respectively. The crediting interest rates of the GICs at December 31, 1997 and 1996 ranged from 6.05% to 7.85% and from 5.19% to 7.85%, respectively. These rates are guaranteed and not subject to reset. The average yields, in the aggregate were approximately 7.09% for 1997 and approximately 6.80% for 1996. GICs are held with insurance companies rated at least AA by Standard & Poors and will mature on or before December 15, 1999. The respective insurance companies unconditionally guarantee the principal and interest. The Vanguard Retirement Savings Trust is composed of contracts issued by financial institutions and backed by high quality bonds and bond mutual funds. As the GICs expire, the proceeds will be reinvested in the Vanguard Retirement Savings Trust.

Index Trust - 500 Portfolio: At December 31, 1997 and 1996, the fund is invested in the Vanguard Index Trust 500 Portfolio which seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Index.

U.S. Growth: At December 31, 1997 and 1996, the fund is invested in the Vanguard U.S. Growth Portfolio which invests in established U.S. growth stocks.

Wellington: At December 31, 1997 and 1996, the fund is invested in the Vanguard/Wellington Fund which invests in common stocks and fixed-income securities.

International Growth: At December 31, 1997 and 1996, the fund is invested in the Vanguard International Growth Portfolio which invests in foreign common stocks with high growth potential.

Bond Index: At December 31, 1997 and 1996, the fund is invested in the Vanguard Bond Index Fund which is designed to closely track the investment performance of the unmanaged Lehman Brothers Aggregate Bond Index.

VMMR Prime Portfolio: At December 31, 1997 and 1996, the fund is invested in the Vanguard Money Market Reserves - Prime Portfolio which seeks to provide income by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies.

Small/Mid Cap Portfolio: At December 31, 1997, the fund is invested in the Rainier Investment Management Small/Mid Cap Equity Portfolio which seeks to provide long-term growth of capital.

UPC Stock Fund: At December 31, 1997 and 1996, the fund is invested primarily in UPC common stock.

UPRG Stock Fund and PAYSOP: At December 31, 1997 and 1996, the funds are invested primarily in Company common stock.

Plan investments with a fair value greater than 5% of the Plan's net assets available for benefits are identified as follows:

                                                                         December 31,
                                                                    1997                  1996
                                                                    ----                  ----
                  UPR Fixed Income Fund
                    Retirement Savings Trust Fund               $ 25,366,227          $ 23,380,170
                    GICs                                          17,265,301            19,779,438
                  Index Trust 500 Portfolio                       64,805,384            48,065,595
                  U.S. Growth Fund                                15,986,026            11,134,463
                  Wellington Fund                                 14,760,211            10,878,587
                  UPC Stock Fund                                  20,157,793            21,843,840
                  UPRG Stock Fund                                 14,996,379            17,426,039

4.   EMPLOYEE STOCK OWNERSHIP PLAN

On January 2, 1997, the Trustee, on behalf of the UPRG ESOP (the Plan's ESOP feature), purchased 3,700,000 shares of common stock of the Company (the "ESOP Shares") for $107,300,000. The ESOP shares were purchased with the proceeds from a note payable from the Company. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to participant accounts in amounts necessary to: (a) meet the Company's 200% matching requirement and (b) replace the value of any dividends on ESOP shares allocated to participant accounts which are used to repay the note payable from the Company. Principal or interest prepayments may be made to ensure that the Company's matching obligation is met. As a result of 1997 prepayments of principal and interest, current principal and interest requirements on the note payable are $8.3 million annually. At December 31, 1997, the note payable balance of $102,203,863 approximates fair value. Currently scheduled amortization of the note payable is as follows: 1998 - $4,150,349; 1999 - $1,019,000; 2000 - $1,100,000; 2001 - $1,188,000; 2002 - $1,282,000; and
thereafter - $93,464,514.

Once the ESOP shares are allocated to participant accounts, the Company has no rights against such ESOP shares. Accordingly, the financial statements of the Plan for the year ended December 31, 1997 present separately the assets and liabilities of the UPRG ESOP and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (UPRG ESOP - Allocated) and
(b) stock not yet allocated to employees (UPRG ESOP - Unallocated).

At December 31, 1997, the UPRG ESOP's investments are presented in the following table:

                                                              Allocated        Unallocated
                                                            ------------     --------------
                      Company Common Stock:
                      Number of Shares:                          196,362          3,502,605
                                                            ============     ==============
                      Cost                                  $  5,069,946     $  101,575,545
                                                            ============     ==============
                      Market                                $  4,761,779     $   84,938,171
                                                            ============     ==============

5.    RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.    PLAN EXPENSES

The Company, as provided by the Plan document, pays the Plan's expenses and reimbursement by the Plan is not required.

7.    PLAN AMENDMENTS

Effective January 1, 1997, the Company established the UPRG ESOP (see Notes 1 and 4). During 1997, all employer contributions were invested in the UPRG ESOP. Additionally, a participant is 100% vested at all times in the portion of his/her account derived from Company contributions since January 1, 1997. Each regular full-time employee is automatically enrolled in the Plan on his/her date of employment with an employee contribution rate of 3% of compensation, as defined by the Plan, unless such employee completes a form indicating their election not to participate. Each regular part-time employee is automatically enrolled in the Plan after completion of twelve months of service and 1,000 hours of employment unless such employee completes a form indicating their election not to participate. All such contributions are invested in the VMMR Prime Portfolio until each employee makes his/her personal election.

8.    FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated July 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

With respect to the operation of the Plan, Plan management is aware of certain operational defects that could adversely affect the tax-exempt status of the Plan. These operational defects will be corrected through the use of the Voluntary Compliance Resolution (VCR) program. Submission to the VCR program was originally made on August 5, 1996. Restated submissions were made in 1997.

9.    PLAN TERMINATION

Although the Plan is intended to be continued by the Company, the Company reserves the right to amend or terminate the Plan. In the event of a Plan termination or partial termination, or the Company permanently ceases to make contributions, all invested amounts shall immediately vest and be nonforfeitable. All funds shall continue to be held for distribution as provided by the Plan.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1997

EIN:  13-2626465
PN:  005

                                                                                   Interest
  Identity of Issue or Party Involved                Investment Type                 Rate           Cost           Current Value
  -----------------------------------                ---------------                 ----           ----           -------------
   UPR Fixed Income Fund
        AIG Life                             Unallocated Insurance Contract           7.81%     $   2,602,712       $    2,602,712
        Bayerische Landesbank                Unallocated Insurance Contract           6.05%         2,107,022            2,107,022
        Hartford                             Unallocated Insurance Contract           7.85%         2,859,868            2,859,868
        Metropolitan Life                    Unallocated Insurance Contract           7.03%         3,207,912            3,207,912
        New York Life                        Unallocated Insurance Contract           7.16%         3,245,256            3,245,256
        Principal Mutual                     Unallocated Insurance Contract           6.92%         3,242,531            3,242,531
*     Vanguard Retirement Savings Trust      Registered Investment Company            6.17%        25,436,860           25,366,227
   Vanguard:
*     Index Trust - 500 Portfolio            Registered Investment Company                         48,501,013           64,805,384
*     Vanguard U.S. Growth                   Registered Investment Company                         12,304,113           15,986,026
*     Vanguard/Wellington Fund               Registered Investment Company                         12,279,642           14,760,211
*     International Growth Portfolio         Registered Investment Company                          8,434,586            9,107,623
*     VBIF - Total Bond Market               Registered Investment Company                          2,642,709            2,704,175
*     VMMR - Prime Portfolio                 Registered Investment Company                          1,320,990            1,320,990
   Rainier:
*     Small/Mid Cap Equity Portfolio         Registered Investment Company                            961,363              891,356
* UPC Stock Fund                             UPC Common Stock, $2.50 par value                      8,632,653           20,157,793
* UPRG Stock Fund                            UPRG Common Stock, no par value                       12,969,949           14,996,379
* PAYSOP                                     UPRG Common Stock, no par value                          903,007            2,350,970
* UPRG ESOP - Allocated                      UPRG Common Stock, no par value                        5,079,341            4,761,779
* UPRG ESOP - Unallocated                    UPRG Common Stock, no par value                      101,575,545           84,938,171
* Participant Loan Fund                      Participant Loans                     6%-10.5%                --            5,625,594
                                                                                                -------------       --------------

Total assets held for investment purposes                                                       $ 258,307,072       $  285,037,979
                                                                                                =============       ==============

*  Party in Interest.


     This supplemental schedule lists assets held for investment purposes at December 31, 1997 as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

EIN: 13-2626465
PN:  005

                          Total         Total                                                    Asset Value on
 Identity of Party/     Number of     Number of      Purchase        Selling        Cost of        Transaction      Net Gain
Description of Asset    Purchases       Sales         Price           Price          Asset            Date           Or Loss
--------------------    ---------       -----         -----           -----          -----            ----           -------
INDIVIDUAL TRANSACTIONS:
UPRG ESOP :
UPRG Common Stock                                 $  107,300,000                                   $ 107,300,000

SERIES TRANSACTIONS:

The Vanguard Group:
UPR Fixed Income           197              -     $   11,397,773                                   $  11,397,773
                             -            344                      $ 11,916,156   $ 11,863,261        11,916,156   $   52,895

The Vanguard
Group:
Index Trust-500 Portfolio  261              -          9,772,223                                       9,772,223
                             -            252                         7,610,313      6,419,871         7,610,313    1,190,442

The Vanguard Group:
U.S. Growth                226              -          5,870,789                                       5,870,789
                             -            180                         3,490,644      2,994,075         3,490,644      496,569

UPRG ESOP:
UPRG Common Stock            1              -        107,300,000                                     107,300,000
                                           34                            26,876         27,731            26,876         (855)

   This supplemental schedule lists all series and individual transactions in excess of 5% of the fair value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             EXHIBIT
-------                            -------
 23.1               Consent of Independent Public Accountants

 23.2               Independent Auditors' Consent